Hatteras Master Fund, L.P.

Exhibit to Question 77D(e) on Form N-SAR

At a Regular Meeting of the Board of Directors of Hatteras Master Fund, L.P. (the "Board") held on September 29, 2005, the Board authorized the Hatteras Master Fund, L.P. to invest in exchange-traded funds consistent with the limits set forth in Section 12(d)(1) of the Investment Company Act of 1940, as amended.